EXHIBIT (a)(5)(v)

Liberty Global Announces Preliminary Results of Dutch Auction Self-Tender
Offers for Shares of Its Series A Common Stock and Series C Common Stock
Denver, Colorado — April 20, 2007: Liberty Global, Inc. (“Liberty Global”) (NASDAQ: LBTYA, LBTYB and LBTYK) announced today the expiration of its modified Dutch auction self-tender offers to purchase up to 7,142,857 shares of its Series A common stock and up to 7,656,968 shares of its Series C common stock, which expired at 5:00 p.m., New York City time, on April 19, 2007.
Based on the preliminary tabulation by the depositary, the Series A tender offer was oversubscribed as approximately 8,024,762 shares of Series A common stock were validly tendered and not withdrawn, including shares subject to guaranteed delivery. The purchase price for the Series A tender offer is $35.00 per share. Liberty Global also announced that it intends to exercise its right to purchase up to an additional 2% of its outstanding Series A common stock in the tender offer without extending the tender offer. Accordingly, Liberty Global expects to purchase all the shares of Series A common stock validly tendered and not withdrawn. Based on the preliminary tabulation by the depositary, approximately 724,183 shares of Series C common stock were validly tendered and not withdrawn, including shares subject to guaranteed delivery. The purchase price for the Series C tender offer is $32.65 per share.
The purchase prices for the Series A and Series C tender offers, which are preliminary and subject to verification as described below, represent the maximum of the respective tender offer price ranges, which were $28.20-$35.00 for the Series A tender offer and $26.65-$32.65 for the Series C tender offer.
After the depositary verifies the actual number of Series A shares and Series C shares validly tendered and not withdrawn, including Series A shares and Series C shares tendered pursuant to guaranteed delivery procedures, and the purchase price at which such Series A shares and Series C shares were tendered, Liberty Global will promptly announce the actual number of Series A shares and Series C shares tendered and not withdrawn and the purchase price for Series A shares and Series C shares validly tendered and not withdrawn. Promptly after such announcement, the depositary will issue payment for the Series A shares and Series C shares validly tendered and accepted for purchase under the Series A tender offer or Series C tender offer, as applicable, and will return all other Series A shares and Series C shares tendered. It is currently expected that the final purchase price, in each case, applicable for each tender offer, will be announced on or about April 25, 2007 and that payment for all Series A shares and Series C shares purchased will be made promptly thereafter.
The information agent for the tender offers is D. F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (800) 207-3158.
About Liberty Global
Liberty Global is the leading international cable operator offering advanced video, voice, and Internet access services to connect its customers to the world of entertainment, communications and information. As of December 31, 2006, Liberty Global operated state-of-the-art broadband communications networks that served approximately 14 million customers in 16 countries (excluding Belgium) principally located in Europe, Japan, Chile, and Australia. Liberty Global’s operations also include significant media and programming businesses such as Jupiter TV in Japan and Chellomedia in Europe.

For more information, please visit www.lgi.com or contact:

Christopher Noyes	Hanne Wolf
Investor Relations — Denver	Corporate Communications -- Denver
303.220.6693	303.220.6678

Iván Nash Vila	Bert Holtkamp
Investor Relations — Europe	Corporate Communications -- Europe
+41 44 277 9738	+31 20 778 9447